[Freshfields Bruckhaus Deringer US LLP]

VIA EDGAR

U.S Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Attention:	Austin Pattan
Jan Woo

Re:	AeroClean Technologies, LLC
Draft Offering Statement on Form 1-A
Submitted on August 9, 2021
CIK No. 000-1872356

Ladies and Gentlemen:

On behalf of AeroClean Technologies, LLC (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), contained in the letter dated August 24, 2021, regarding the Company’s Draft Offering Statement on Form 1-A, confidentially submitted by the Company on August 9, 2021 (the “Draft Offering Circular”). We are concurrently submitting via EDGAR this letter and a revised draft of the Draft Offering Circular (the “Revised Draft Offering Circular”).

The numbered paragraphs and headings in this response letter correspond to the original numbered paragraphs and headings in the Staff’s letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding the Company’s response.

Cover Page

1.	Please clarify whether the approval of Nasdaq for listing of the common stock is a condition of this offering.

In response to the Staff’s comment, the Company has added disclosure on the cover page of the Revised Draft Offering Circular clarifying that the approval of Nasdaq is a condition of this offering.

Market and Industry Data, page iii

2.	You state that you have not independently verified market and industry forecasts from third-party sources. Please note that you are responsible for the entire content of the offering statement. Please revise your disclosure to remove any implication that you are not responsible for assessing the reasonableness and soundness of the market and industry data included in your disclosures.

In response to the Staff’s comment, the Company has revised the disclosure on page iii of the Revised Draft Offering Circular to clarify that the Company believes the sources of such information to be reliable and is not aware of any misstatements in the information.

Prospectus Summary, page 1

3.	Please disclose in the prospectus summary that you have not yet generated any revenue, you incurred net losses of $3.3 million and $0.2 million during the years ended December 31, 2020 and 2019, respectively, and have accumulated deficit of $8.2 million as of December 31, 2020 which raises substantial doubt about your ability to continue as a going concern.

In response to the Staff’s comment, the Company has added the requested disclosure on page 1 of the Revised Draft Offering Circular.

Description of Capital Stock, page 66

4.	Please disclose the total number of Class A units that are currently outstanding and the conversion terms. Clarify the conditions under which the outstanding Class A units will automatically convert into shares of common stock prior to the closing of this offering.

In response to the Staff’s comment, the Company has revised pages iii, 10 and 66 of the Revised Draft Offering Circular to provide the requested disclosure. The Company respectfully advises the Staff that it will include the conversion ratio and as converted share numbers in a subsequent amendment of the Offering Circular prior to qualification.

*****

If you should have any questions or further comments with respect to the Draft Offering Circular, please direct them to the undersigned at (212) 284-4926 or by email transmissions sent to Valerie.Jacob@freshfields.com.

Sincerely,

/s/ Valerie Ford Jacob
Valerie Ford Jacob

cc:	Jason DiBona
(AeroClean Technologies, LLC)

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